FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

FOR IMMEDIATE RELEASE

TURKCELL’S 2005 YEAR END NUMBER OF SUBSCRIBERS
REACHES 27.9 MILLION

Istanbul, Turkey: January 17, 2005 – Turkcell (NYSE: TKC, ISE: TCELL), the leading provider of mobile communications in Turkey, announced today that it recorded a 19% increase in its overall customer base to 27.9 million as of December 31, 2005 from 23.4 million subscribers as of December 31, 2004*.

Turkcell added approximately 1,157,000 net new subscribers in the last quarter of 2005. Turkcell’s subscriber base consists of 5.4 million postpaid and 22.5 million prepaid subscribers. New gross subscribers acquired in the last quarter of 2005 consisted of 90% prepaid and 10% postpaid subscribers.

In the last quarter of 2005, Turkcell’s churn rate was 2.9% up from 2.5% in the third quarter of 2005. The annual total churn rate as of December 31, 2005 increased to 10.1% from 9.1% as of December 31, 2004, which was in line with our expectations and due to intensified competition in the Turkish market during the year.

Mr. Muzaffer Akpinar, Turkcell’s CEO, commented “The growth in our subscriber base was in line with our expectations which was supported by the favorable macroeconomic developments in the market and our low churn levels. In 2006, we expect the growth in our subscriber base and in the market to continue at a slower pace compared to 2005. There were some major changes in the Turkish market which we believe will result in a change in our competitive landscape. In this changing competitive landscape, our intention is to maintain our leading position in the market with the aim of achieving double digit growth rate in our subscriber base while sustaining a balance with our bottom line objectives. In this respect, with our “Better Value for Money” approach, we will continue with our new service and product offerings as well as with our loyalty programs to better meet the needs and expectations of our subscribers .

*The subscriber figure represents stand alone figures for Turkcell and does not include the subscriber numbers of its subsidiaries.

www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with 27.9 million post-paid and pre-paid customers as of December 31, 2005 operating in a 3 player market with a market share of app. 64% as of September 30, 2005 (Source: Telecommunication Authority). In addition to the high-quality wireless telephone services, Turkcell currently offers General Packet Radio Service countrywide (GPRS) and Enhanced Data Rates for GSM Evolution (EDGE) in dense areas, which provide for both improved data and voice services.  Turkcell has an extensive coverage of 100% of the towns with more than 5,000 inhabitants  and  77.08% of  geography in Turkey.   Turkcell provides roaming with 486 operators in 185 countries as of January 16, 2006.  Serving with its high-quality wireless telephone network to a large subscriber base, Turkcell reported US$3,201 million net revenues as of December 31, 2004 and US$3,193 million as of September 30, 2005. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine. Turkcell has been listed on the NYSE (New York Stock Exchange) and the ISE (Istanbul Stock Exchange) since July 2000.  Being the only NYSE listed company in Turkey, effectively, Turkcell’s 37.09% is held by Sonera Holding, 27.05% by Cukurova Group, 13.22% by Alfa Telekom Turkey Ltd, 6.07% by M.V. Group, 0.01% by YKB, and 0.01% by other while the remainder 16.55% is free float.

For further information please contact:

Contact:

Turkcell:	Citigate Dewe Rogerson:
Investors:	Europe:
Koray Ozturkler, Investor Relations	Sandra Novakov
Tel: +90-212-313-1500	Tel: +44-207282-1089
Email: koray.ozturkler@turkcell.com.tr	Email: sandra.novakov@citigatedr.co.uk
or
Ferda Atabek, Investor Relations	United States:
Tel: + 90-212-313-1275	Victoria Hofstad
Email: ferda.atabek@turkcell.com.tr	Tel: +1-212-687-8080
investor.relations@turkcell.com.tr	Email: vhofstad@sardverb.com

Media:
Bahar Erbengi, Corporate Communications
Tel: + 90-212-313-2309
Email: bahar.erbengi@turkcell.com.tr

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: January 17, 2006	By:	/s/ Muzaffer Akpinar
Name: Muzaffer Akpinar Title: Chief Executive Officer